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EXHIBIT 8.1

Name	Jurisdiction of Incorporation	Name under which they do business
Grupo Transportación Ferroviaria Mexicana, S.A. de C.V.	Mexico	Grupo TFM
TMM Multimodal S.A. de C.V.	Mexico	TMM Multimodal
TFM, S.A de C.V.	Mexico	TFM
Administración Porturaria Integral de Acapulco S.A. de C.V.	Mexico	API Acapulco
Marítima Mexicana, S.A. de C.V.	Mexico	MARMEX
Servicios Mexicanos en Remolcadores, S.A. de C.V. (Tugboats)	Mexico	SMR
Lactocomercial Organizada, S.A. de C.V. (Trucking)	Mexico	LACORSA
Autotransportación y Distribución Logística, S.A. de C.V. (Trucking)	Mexico	ATL
Comercializadora Internacional de Carga, S.A. de C.V. (Trucking)	Mexico	CIC
Naviera del Pacífico, S.A. de C.V. (Parcel tankers)	Mexico	NAVIERA
Terminal Marítima de Tuxpan, S.A. de C.V. (Ports)	Mexico	TMTUXPAN
TMM Logistics, S.A. de C.V. (Logistics)	Mexico	TMML
Seglo, S.A. de C.V. (Logistics)	Mexico	SEGLOSA

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  EXHIBIT 8.1